TASEKO REPORTS ANNUAL GENERAL MEETING VOTING RESULTS

June 9, 2017, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the “Company”) today announced the voting results from its 2017 Annual General Meeting held Thursday, June 8, 2017 in Vancouver, British Columbia.

A total of 151,842,184 common shares were voted at the meeting, representing 67.1% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	% of Votes in Favour
William Armstrong	98.8%
Geoffrey Burns	98.5%
Robert Dickinson	97.8%
Russell Hallbauer	98.4%
Alexander Morrison	98.5%
Richard Mundie	98.6%
Ronald Thiessen	97.8%
Linda Thorstad	98.5%

Detailed voting results for the 2017 Annual General Meeting are available on SEDAR at www.sedar.com.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.